Exhibit 13(e)

                            SUBSCRIPTION AGREEMENT

         I hereby subscribe for one (1) share (the "Share") of the Lindner High-Yield Bond Fund (the "Fund") and agree to pay $10 for the Share. I represent and warrant to the Fund that I am purchasing the Share for investment and not with a view to the distribution or resale. I agree that I will not redeem the Share prior to the time that the Fund has completed the amortization of its organizational expenses. In the event that the Fund liquidates before its deferred organizational expenses are amortized in full, the Share will bear a proportionate amount of such unamortized organizational expenses.

/S/ ERIC E. RYBACK
Eric E. Ryback


Dated:   April 6, 1998